July 24, 2024
VIA EDGAR
Mr. Daniel Greenspan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management– Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549
Re:Buffalo Funds (Registration Nos. 333-56018; 811-10303)
Registration Statement on Form N-1A (Post-Effective Amendment No. 68)
Dear Mr. Greenspan:
The purpose of this letter is to respond to your oral comments from July 11, 2024 with respect to Post
Effective Amendment (“PEA”) No. 68 to the registration statement on Form N-1A (the “Registration Statement”)
filed by Buffalo Funds (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the
“1933 Act”), on May 24, 2024.
The purpose of PEA No. 68 was to notify shareholders of changes to: (i) the name of Buffalo Discovery
Fund to “Buffalo Mid Cap Discovery Fund,” Buffalo Dividend Focus Fund to “Buffalo Growth & Income Fund,”
Buffalo Flexible Income Fund to “Buffalo Flexible Allocation Fund,” Buffalo Large Cap Fund to “Buffalo Blue
Chip Growth Fund,” Buffalo Mid Cap Fund to “Buffalo Mid Cap Growth Fund” and Buffalo Small Cap Fund to
“Buffalo Small Cap Growth Fund;” (ii) the principal investment strategies of the Funds listed in (i) and the
Buffalo Early Stage Growth Fund, Buffalo Growth Fund and Buffalo High Yield Fund; and (iii) the 80%
investment policies of the Funds listed in (ii).
Set forth below are numbered paragraphs identifying the SEC Staff’s (the “Staff”) comments and the
Trust’s responses.  Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.  On or before the Registration Statement’s effective date of July 29, 2024 (the
“Effective Date”), the Trust is filing PEA No. 69 to its Registration Statement pursuant to Rule 485(b) under the
1933 Act for the purpose of responding to Staff comments, adding the audited financial statements and certain financial information for the fiscal year ended March 31, 2024 for the Buffalo Funds and to make other permissible changes under Rule 485(b).
Comment 1. The Staff notes that the Registration Statement provides that a Fund will not change its: (1)
investment objective without providing 60 days’ advance written notice of the change to shareholders and (2)
investment policy of investing at least 80% of the Fund’s net assets in investments suggested by such Fund’s name without first providing shareholders with at least 60 days’ prior written notice.
With respect to the proposed changes to principal investment strategies and 80% investment policies for the above-listed Funds, please supplementally explain how the applicable Funds complied with the Registration
Statement’s shareholder notice provisions.

Response. The Trust supplementally responds by stating that prospectus and Statement of Additional
Information supplements were filed with the SEC on May 30, 2024 on behalf of, and mailed to shareholders on the same date with respect to, the Blue Chip Growth, Early Stage Growth, Flexible Allocation, Growth, Growth &
Income, High Yield, Mid Cap Discovery, Mid Cap Growth and Small Cap Growth Funds. The Trust endeavors to file PEA No. 69 on or before the Effective Date. As such, the applicable Funds provided their shareholders with at least 60 days’ prior written notice of their name and/or investment policy changes.
Comment 2. Please supplementally provide the approximate percentage of each Fund’s portfolio that is expected to change as a result of the above-described name, investment strategy and/or investment policy changes. If a Fund’s portfolio was materially repositioned, please explain what material changes were made as a result of the Fund’s name, investment strategy and/or investment policy changes. If a Fund’s portfolio was not materially repositioned, please respond that such Fund’s portfolio was not materially repositioned as a result of the Fund’s name, investment strategy and/or investment policy changes.
Response.  The Trust supplementally responds that the portfolios of the Blue Chip Growth, Early Stage
Growth, Flexible Allocation, Growth, Growth & Income, High Yield, Mid Cap Discovery, Mid Cap Growth and
Small Cap Growth Funds will not be materially repositioned as a result of the name, investment strategy and/or investment policy changes.
Comment 3.  With respect to the Growth & Income Fund’s 80% investment policy, the Fund’s prospectus states that the Fund will invest “in a mix of growth equity securities and income producing securities, with no minimum or maximum investment requirements specified for either category” (emphasis added by the
Trust). Please explain how the “no minimum” investment requirement for “either category” is consistent with the
Growth & Income Fund’s name.
The Staff supplementally notes that it is the Staff’s expectation that a significant amount of the Fund’s portfolio be invested in both growth and income-producing stocks given the 80% investment policy, and, as such, the Staff believes the lack of a minimum investment requirement for growth and income-producing stocks may not be appropriate. If the Trust believes that the “no minimum” requirement for either category of the Fund’s name remains appropriate, please explain why.
Response.  The Trust supplementally responds by noting that the Growth & Income Fund’s principal investment strategy was curated in light of guidance from the SEC’s Final Rule Release (the “Release”), and that the Fund’s name includes terms suggesting an investment focus that has multiple elements (i.e., the elements of
“growth” and “income”). Page 48 of the Release provides that, in such an instance, “the fund’s 80% investment policy must address all of the elements in the name (as all of the elements would be reflected in the investment focus that the fund’s name suggests).” The Release also provides the following example: “a fund with a name that references two or more distinct investment focuses (e.g., ‘XYZ Technology and Growth Fund’) could have an investment policy that provides that each security included in the 80% basket must be in both the technology sector and meet the fund’s growth criteria. Alternatively, such a fund could instead have an investment policy that provides that 80% of the value of the fund’s assets will be invested in a mix of technology investments and growth investments, with some technology investments, some growth investments, and some investments in both of these categories, with no minimum or maximum investment requirements specified for either category.” (emphasis added by the Trust)
The Trust notes that, with respect to the Growth & Income Fund, it is taking the approach set forth in the alternative example, above, where 80% of the value of the Fund’s assets will be invested in a mix of growth
Mr. Greenspan
Securities and Exchange Commission
July 24, 2024

stocks and income-producing stocks, with some growth investments, some income-producing investments and some investments in both of these categories, with no minimum or maximum investment requirements specified for either the “growth” or “income” category. The Trust agrees with the Staff’s expectation that a significant amount of the Fund’s portfolio will be invested in a mix of growth and income-producing stocks. For the reasons set forth above, the Trust believes that the “no minimum” requirement for either category of the Fund’s name remains appropriate.
Comment 4.  The Growth & Income Fund’s prospectus contains a growth-style investing risk as part of the Fund’s principal risk factors. Please add a corresponding income-producing securities risk or supplementally explain why this type of risk is not included in the Fund’s prospectus.
Response.  The Trust responds by adding the following risk factor (in both Item 4 and Item 9 disclosure sections):
“Dividend Strategy Risk. Strategies focusing on dividend-paying stocks may fall out of investor favor, which may negatively affect the performance of stocks that pay dividends regardless of whether the underlying companies’ business fortunes have changed. The Adviser may incorrectly judge whether a company will be able to continue paying dividends or the amount of such dividends, which may cause losses for the Fund.”
Comment 5.  The Staff notes that the Trust agreed to make the Staff’s requested revisions with respect to the micro-cap company risk factor (contained in both Item 4 and Item 9 disclosure sections) disclosed in the prospectus of the Early Stage Growth Fund (f/k/a the Emerging Opportunities Fund); see Staff Comment #9 in the
Trust’s Comment Response Letter dated June 21, 2019. The Staff notes the requested language was not included in PEA No. 68. Please either restore this language in PEA No. 69 or explain why such language is no longer necessary.
Response.  The Trust responds by restoring the micro-cap risk factor disclosure (in both Item 4 and Item
9 disclosure sections), as provided below. The Trust supplementally notes that language requested by Staff
Comment #9 in the Trust’s Comment Response Letter dated June 21, 2019 is predominantly addressed by the micro-cap company risk factor on page 60 of PEA No. 68.  Although Item 4 disclosure is intended to be a summary of Item 9 disclosure, the Trust will replace the existing micro-cap risk with the following:
“Micro-Cap Company Risk. Investing in micro-cap companies may involve greater risk than investing in companies with larger capitalization due to less management experience, fewer financial resources, less product diversification and fewer competitive strengths. Therefore, such securities may be more volatile and less liquid than companies with larger capitalization. In addition, micro-cap companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger capitalization companies. These risks are enhanced for micro-cap securities. Many micro-cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. As any size of trade can have a large percentage impact on the price of a micro-cap stock, the Fund will be more susceptible to sudden and significant losses. In addition, micro-cap company stocks will also be bought and sold less often than
Mr. Greenspan
Securities and Exchange Commission
July 24, 2024

other stocks, making them less liquid than other securities. Because of this, if the Fund wants to sell a large quantity of a micro-cap company’s stock, it may have to sell at a lower price than the Adviser might prefer, or it may have to sell in smaller than desired quantities over a period of time. Given these risks, an investment in the Fund may be more suitable for long-term investors who are willing to bear the risk of these fluctuations.”
Comment 6.  The Staff notes that the Small Cap Growth Fund’s definition of “small cap growth companies” is a two-prong definition, and that companies included in the Fund’s investment universe must satisfy both prongs of KCM’s small cap growth company definition:
(i) KCM defines small-cap companies as companies, at the time of purchase, with market capitalizations within the range of the Russell 2000® Growth Index.
(ii) KCM defines growth companies as companies that, at the time of purchase, are constituents of the
Russell 3000® Growth Index or exhibit growth characteristics (generates positive cash flows or earnings that increase at faster rates than the overall economy) consistent with inclusion of companies in the
Russell 3000® Growth Index (emphasis added by the Trust).
Please supplementally explain how KCM will ensure the Fund’s compliance with its 80% investment policy given that companies in the Fund’s investment universe must satisfy both prongs of the “small cap growth company” definition.
Response.  The Trust supplementally confirms that it is able to meet the Fund’s 80% investment policy of investing in “small cap growth companies” as defined in the Fund’s prospectus.
The Trust notes that the first prong (the “small-cap company” prong) is a quantitative test. Compliance with this prong of the Fund’s 80% test will be predominantly monitored by the Fund’s administrative agent, with oversight by KCM.
The Trust further notes that the second “growth companies” prong contains a quantitative element and a qualitative element, either of which satisfies KCM’s definition of “growth company.” The quantitative element is
“companies that are constituents of the Russell 3000® Growth Index,” and the qualitative element is “companies that . . . exhibit growth characteristics.” The Trust’s administrative agent will monitor the quantitative element of the second prong, after which KCM will review and independently determine which stocks in the Fund’s portfolio fail to meet the quantitative element but do meet the qualitative element of prong two’s definition.
In sum, the Trust notes that KCM, with the assistance of its administrative agent, will track the Fund’s portfolio (and maintain documentation) so that the Fund will comply with its 80% investment policy by satisfying prong one, as well as either or both elements of prong two.
* * *
Mr. Greenspan
Securities and Exchange Commission
July 24, 2024

Please direct any inquiries on this letter to me at (414) 287-9308 or kirgens@gklaw.com.  Thank you.
Very truly yours,
/s/ Kristen A. Irgens
Kristen A. Irgens
cc:    Laura Symon Browne, Buffalo Funds
        Fred Coats, Buffalo Funds
        Carol A. Gehl, Godfrey & Kahn, S.C.
        Rachel Spearo, U.S. Bank Global Fund Services
Mr. Greenspan
Securities and Exchange Commission
July 24, 2024